AMERICAN INSTITUTE OF ARCHITECTS



                               AIA Document A107

                         Abbreviated Form of Agreement
                         Between Owner and Contractor

               For CONSTRUCTION PROJECTS OF LIMITED SCOPE where
                   the Basis of Payment is a STIPULATED SUM

                                 1987 EDITION

THIS DOCUMENT HAS IMPORTANT LEGAL CONSEQUENCES; CONSULTATION WITH AN ATTORNEY IS ENCOURAGED WITH RESPECT TO ITS COMPLETION OR MODIFICATION

This document includes abbreviated General Conditions and should not be used with other general conditions. It has been approved and endorsed by The Associated General Contractors of America.

AGREEMENT

made as of the 5th day of April in the year of Nineteen Hundred and 96.

BETWEEN the Owner:                   MAUI USA, INC.
(Name and address)                   505 FRONT STREET, SUITE 231
                                     LAHAINA, HAWAII 96761

and the Contractor:                  FLETCHER PACIFIC CONSTRUCTION Co., LTD.
(Name and address)                   707 RICHARDS STREET, SUITE 400
                                     HONOLULU, HAWAII 96813

The Project is:                      KAHANA RIDGE SUBDIVISION - MASS GRAVING AND INFRASTRUCTURE
(Name and location)                  KAHANA, LAHAINA, MAUI, HAWAII

The Architect is:                    R. T. TANAKA ENGINEERS, INC.
(Name and address)                   871 KOLU STREET, SUITE 201
                                     WAILUKU, MAUI, HAWAII 96793

The Owner and Contractor agree as set forth below.


                                   ARTICLE I

                           THE WORK OF THIS CONTRACT

1.1  The Contractor shall execute the entire Work described in the Contract

Documents, except to the extent specifically indicated in the Contract Documents to be the responsibility of others, or as follows:


                                   ARTICLE 2

                DATE OF COMMENCEMENT AND SUBSTANTIAL COMPLETION

2.1 The date of commencement is the date from which the Contract Time of Paragraph 2.2 is measured, and shall be the date of this Agreement, as first written above, unless a different date is stated below or provision is made for the date to be fixed in a notice to proceed issued by the Owner.

(Insert the date of commencement, if it differs from the date of this Agreement or, if applicable, state that the date will be fixed in a notice to proceed.)

SEE EXHIBIT A

2.2 The Contractor shall achieve Substantial Completion of the entire Work not later than

(Insert the calendar date or number of calendar days after the date of commencement. Also insert any requirements for earlier Substantial Completion of certain portions of the work, if not stated elsewhere in the Contract Documents.)

SEE EXHIBIT A


, subject to adjustments of this Contract Time as provided in the Contract Documents.

(Insert provisions, if any, for liquidated damages relating to failure to complete on time.)

Liquidated damages shall be five-hundred dollars ($500) for each calendar day that substantial completion is not achieved within the Contract time.


                                   ARTICLE 3

                                 CONTRACT SUM

3.1 The Owner shall pay the Contractor in current funds for the Contractor's performance of the Contract the Contract Sum of ELEVEN MILLION FOUR HUNDRED FIFTY SIX THOUSAND and 00/100 Dollars ($11,456,000.00), subject to additions and deductions as provided in the Contract Documents.

SEE EXHIBIT A.

3.2 The Contract Sum is based upon the following alternates, if any, which are described in the Contract Documents and are hereby accepted by the Owner:

(State the numbers or other identification of accepted alternates. If decisions on other alternates are to be made by the Owner subject to the execution of this Agreement, attach a schedule of such other alternates showing the amount for each and the date with which that amount is valid.)

1.   Included is the furnishing of performance and payment bonds.

2. The following Kahana Ridge Subdivision Mass Grading Change Orders are incorporated by reference:

     Change Order No. 1 dated 8/16/94; Change Order No. 2 dated 8/22/94; Change Order No. 3 dated 8/29/94; and Change Order No. 4 dated 10/7/94.

3. The following Fletcher Pacific Mass Grading Change Proposals are incorporated by reference:

     Change Proposal No. 7R-1 dated 12/1/94 & Change Proposal No. 9 dated
     1/13/95.

4. All excess rock/boulder materials shall be stockpiled uncompacted at the multifamily and park site (Lot 198), as directed by Owner, but will be removed not later than substantial completion of the Work.

5.   Included is final marking of lot corners and certification of work.

3.3  Unit Prices, if any, are as follows:

SEE EXHIBIT B


                                   ARTICLE 4

                               PROGRESS PAYMENTS

4.1 Based upon Applications for Payment submitted to the Architect by the Contractor and Certificates for Payment issued by the Architect, the Owner shall make progress payments on account of the Contract Sum to the Contractor as provided below and elsewhere in the Contract Documents. The period covered by each Application for Payment shall be one calendar month ending on the last day of the month, as follows: SEE EXHIBIT A

Provided an Application for Payment is received by the Architect not later than the twenty-fifth (25th) day of a month, the Owner shall make payment to the Contractor not later than the fifteenth (15th) day of the following month. If an Application for Payment is received by the Architect later than the date fixed above, payment shall be made by the Owner not later than twenty (20) days after the Architect receives the Application for Payment.

4.2 Payments due and unpaid under the Contract shall bear interest from the date payment is due at the rate state below, or in the absence thereof, at the legal rate prevailing from time to time at the place where the Project is located.

(Insert rate of interest agreed upon, if any.)

Reference Article 4.5 in Exhibit "A".

SEE EXHIBIT A


                                   ARTICLE 5

                                 FINAL PAYMENT

5.1 Final payment, constituting the entire unpaid balance of the Contract Sum, shall be made by the Owner to the Contractor when the Work has been completed, the Contract fully performed, and a final Certificate for Payment has been issued by the Architect.

SEE EXHIBIT A


                                   ARTICLE 6

                       ENUMERATION OF CONTRACT DOCUMENTS

6.1 The Contract Documents are listed in Article 7 and, except for Modifications issued after execution of this Agreement, are enumerated as follows:

6.1.1 The Agreement is this executed Abbreviated Form of Agreement Between Owner and Contractor, AIA Document A107, 1987 Edition.

6.1.2 The Supplementary and other Conditions of the Contract are those contained in the Project Manual dated November, 1993, and are as follows:

  Document                       Title                                        Pages


                                 NOTICE TO CONTRACTORS                        1
                                 INSTRUCTIONS TO BIDDERS                      1-5

                                 PROPOSAL                                     1-20, 2A, 16A, 16B, 16C, 16D

                                 SPECIAL PROVISIONS                           1-4, 3A

6.1.3 The Specifications are those contained in the Project Manual dated as in Subparagraph 6.1.2, and are as follows:

(Either list the Specifications here or refer to an exhibit attached to this Agreement.)


  Section                     Title                                                                Pages


  DIVISION 2                  SITEWORK
  Section 02050               Demolition & Removal                                                 1-3

  Section 02100               Site Preparation & Earthwork                                         1-4

  Section 02282               Soil Treatment for Vegetation Control                                1
  Section 02400               Drainage                                                             1-3

  Section 02441               Underground Sprinkler System                                         1-10

  Section 02444               Chainlink Fence & Gates                                              1-2
  Section 02450               Roadway Appurtenances                                                1

  Section 02452               Regulatory & Warning Signs                                           1-2

  Section 02480               Landscaping                                                          1-15

  Section 02513               Asphaltic Concrete Paving                                            1-2
  Section 02586               Pavement Markings                                                    1-2

  Section 02700               Site Utilities                                                       1-3

  Section 02800               Power, Communication & Street Light System                           1
  DIVISION 3                  CONCRETE

  Section 03300               Cast-In-Place Concrete                                               1

  DIVISION 16                 ELECTRICAL WORK
  Section 16100A              Electrical Work - Exterior                                           1-7

  Section 16100B              Electrical Work - Interior                                           1-16

  Section 16200               Standby Electric Generator                                           1-11


                                  ARTICLE 21

                        OTHER CONDITIONS OR PROVISIONS


SEE EXHIBIT A


This Agreement entered into as of the day and year first written above.


  OWNER                                                  CONTRACTOR


  /s/Myron O. Kirkeby                                    /s/Denny Watts
  President & CEO                                        President & CEO


CAUTION: You should sign an original AIA document which has this caution printed in red. An original assures that changes will not be obscured as may occur when documents are reproduced.


                                  EXHIBIT "A"

ARTICLE 2   DATE OF COMMENCEMENT AND SUBSTANTIAL COMPLETION

     2.1 The Notice To Proceed shall be effective when all permits required for performance of the Work have been obtained, and Escrow (as described in Article 4) has been established and funded.

     2.2 Contractor shall achieve Substantial Completion of the entire Work no later than twelve (12) months from the effective date of the Notice To Proceed subject to adjustments as provided by Section 14.3 of the General Conditions.

ARTICLE 3  CONTRACT SUM

     In addition to the Work, the Contract Sum of $11,465,000 includes:

     1. All Work performed to date under the Existing Contracts (defined below)

     2.   Unpaid contract retention of $97,727.47;

     3. All costs, charges and expenses for dust control and site maintenance from May 1, 1995 through March 31, 1996 which Owner and Contractor agree is $287,650.00;

     4.   Allowances as follows:

          A.    Dust settlement claims        $75,000.00

     Contractor acknowledges receipt of payment by the Owner of $2,491,473.78 for Work performed to date. The contract billing and payment summary is shown in Exhibit "E".

ARTICLE 3A  EXISTING CONTRACTS

     Reference is made to the two existing contracts between Owner and Contractor, dated January 26, 1995 and August 2, 1994, respectively, as amended. This new contract continues, combines, amends and restates said existing contracts and continues from and after the date hereof as the combined ongoing contract with respect to all rights and obligations of the parties with respect to the Work.

ARTICLE 4  PAYMENTS

     4.3 Immediately upon the effective issuance of the Notice to Proceed, Contractor shall be paid $223,582.50 in full satisfaction of outstanding costs, charges and expenses for dust control and site maintenance through March 31, 1996. In addition, the outstanding billing for the mass grading work of $160,640.00 shall be paid.

     4.4 An amount equal to two and one-half percent (2 1/2%) of the total amount payable for each monthly progress payment and retained by the Owner until Substantial Completion of the Work, provided however that the total amount of contract retention shall not exceed $200,000.00.

     4.5 Owner shall establish an escrow account with Citibank N.A. for the sole and exclusive purpose of providing funds for payment to Contractor for Work performed under this Contract. Owner shall deposit $4,000,000.00 into the Escrow to be held by Escrow and disbursed to Contractor in accordance with the terms of the Escrow Agreement as and when Contractor shall be entitled to receive payments by Owner under the terms of this Contract. The Escrow Agreement shall be a Contract Document.

     In addition to the $4,000,000.00 initially to be deposited into Escrow by Owner, as and when the individual lots are sold, $50,000.00 from the sale of each lot shall be deposited directly from the closing escrow into Escrow until such time as the total amount held by Escrow equals the remaining unpaid Contract Sum for Work performed or to be performed, including retention withheld on prior payments. Contractor agrees that it will not suspend work or terminate this Contract on account of non-payment and will look solely to the $4,000,000.00 initially deposited into Escrow and the sales proceeds of $50,000.00 per lot for payment of the Contract Sum. If there are unpaid amounts due Contractor and insufficient funds in Escrow to make the payment, $50,000.00 from each lot sale shall be disbursed from the closing escrow directly to Contractor (instead of being deposited into escrow) until all unpaid but due amounts (including interest thereon) have been paid in full. Interest shall accrue on all unpaid amounts at the First Hawaiian Bank Prime Rate in effect at the time payment became due.

     Owner shall execute such escrow instructions as shall be required to reflect and perfect Contractor's prior right to lot sales proceeds as described above and to direct the lot sale escrow to make payments either to Contractor or Escrow as the case may be. Owner shall also provide Contractor with all pertinent information required to verify the existence and status of lot sales.

ARTICLE 5  FINAL PAYMENT

     5.1 In order to facilitate completion and conveyance of individual lots free of claims of mechanics and materialmens liens arising from Work under this Contract, Owner and Contractor agree that this Contract is severable and shall constitute separate and independent contracts with respect to each individual lot for purposes of defining the lien rights of Contractor and all persons providing labor and materials for the Work under the Contract, under Chapter 507 Hawaii Revised Statutes. If required by the title company insuring title to lot buyers, a separate Notice of Completion shall be filed and published at the Owner's expense with respect to each individual lot upon Substantial completion of said lot. Contract retention shall not, however, be due or payable until Substantial Completion of the entire Work to be performed under this Contract and delivery of the Work to Owner in accordance with the Contract Documents free and clear of mechanics lien claims for Work performed under this Contract. Neither Owner nor Contractor may sever this Contract for any other purpose (including but not limited to defining or enforcing performance by the Contractor, determining or enforcing Owner's obligation to pay all or any portion of the Contract Sum, or resolving any other dispute between Owner and Contractor under this Contract). If the title company issuing title insurance to lot buyers requires any assurances that title to any lot being conveyed to a purchaser shall be free of mechanics and materialmans liens, Contractor will provide such assurances in the form of a release and indemnity agreement, at no additional cost to Owner or the lot purchaser.

     Upon Substantial Completion of the entire Work, and expiration of the period for filing applications for mechanics liens, all remaining unpaid Contract Sum shall be due and payable, less (i) an amount equal to 150% of any application for any mechanics lien filed and (ii) an amount equal to 100% of the value of punchlist work as certified by the architect which with Owner's consent shall not have been corrected or completed at that time. The amounts withheld under the preceding sentence will become due and payable as the application for mechanics lien is discharged or the punchlist work performed, as the case may be.

ARTICLE 21  OTHER CONDITIONS OR PROVISIONS

     21.1 Contractor shall use its best efforts to provide the necessary bonding to the County of Maui to guaranty the construction of the unfinished subdivision improvements (a part of which constitute the Work under this Contract) in accordance with Maui County Code Sections 18.20.210 and 18.20.220) provided, however, that the scope of Work guaranteed under such bond shall include only the Work to be performed under this Contract; and said bond shall expire and be of no further force or effect upon completion of the Work to be performed under this Contract and acceptance by the County as required under County Ordinances. This is a best efforts undertaking only, and no commitment to obtain said bond is made or inferred. The Contract Sum shall be increased by the cost of said bond, if obtained.

     21.2 Contractor shall comply with the bonding and insurance requirements of Maui Land & Pineapple Co., Inc. with respect to the construction of the offsite siltation basin; and Contractor further waives and releases any and all mechanics lien rights under Chapter 507 Hawaii Revised Statutes with respect to the property of Maui Land & Pineapple Co., Inc. and the improvements to be constructed thereon. The Contract Sum shall be increased by any additional bond or insurance premiums incurred as a result of the bonding and insurance requirements of Maui Land & Pineapple Co., Inc.
Attached is Exhibit F for the Contractor Bonds; Mechanic's and Materialman's Liens (which is an excerpt from Owner's contract with Maui Land & Pineapple Co., Inc.). Contractor accepts and will comply with the requirements of "Contractor" as stated therein.

     21.3 Owner shall furnish to Contractor evidence of the availability of funds sufficient to pay for the completion of all other related subdivision improvements (not included within the scope of Work to be performed under this Contract) including, but not limited to, utility company development costs.

     21.4 Allowance shall be defined and administered in the manner described in Article 3.8 A1A Form 201, 1987 ed., incorporated by reference.

     21.5 Insurance required to be furnished by Contractor shall be as set forth on Exhibit D.

     21.6 Owner may assign the Contract to its Lender providing financingfor this Contract. Contractor will execute such consent and agreement as may reasonably be required by said Lender.


                                   EXHIBIT F

     Contractor Bonds; Mechanic's And Materialman's Liens.

     Developer shall cause Contractor (and its surety, the "Surety," which shall be a corporation qualified to act as a surety for contractor's bonds in and by the State of Hawaii) to name MLP as a co-obligee under performance and payment bonds for the Offsite Siltation Basin Work, in the penal amount of the contract sum specified in the Construction Contract, which shall provide for the full performance and complete construction of the Offsite Siltation Basin Work, and the payment of all labor and material furnished in connection with such work, and the satisfaction and discharge of any mechanic's or materialman's lien that may be filed or imposed against any MLP Lands as a result of any Offsite Siltation Basin Work (the "Construction Bonds"). The Construction Bonds shall provide that Contractor and Surety shall not be exonerated, discharged, or excused as to their obligations owed thereunder to MLP for any act on the part of Developer, including without limitation:

          (1) Any failure to pay Contractor any payment due under the Construction Contract;

          (2)  Any amendment of the Construction Contract;

          (3) A release (without the consent of the Surety) of any retainage withheld under the Construction Contract;

          (4)  Any default under the Construction Contract.

Developer shall defend and indemnify MLP against any mechanic's or materialman's lien made against any MLP Lands arising out of the Offsite Siltation Basin Work. Developer further covenants to MLP that if any application or claim for a mechanic's or materialman's lien should be filed as to any MLP Land, Developer shall cause the same to be discharged within thirty
(30) days after the filing of the Notice of Lien therefor, with the circuit court, by filing with the Circuit Court cash or a bond as provided by Haw. Rev. Stat. Section 507-45, or by such other means as Developer may employ to obtain such discharge within the period of time specified above.

     6.   Contractor Liability Insurance; Developer Indemnification.

     Developer shall cause Contractor to obtain, pay all premium for, and maintain until the completion of the Offsite Siltation Basin Work, a comprehensive general liability insurance policy for all injury (including death, and including injury or death suffered by any employee of Developer, employee of Contractor, or any subcontractor, and covering any worker's compensation claim arising out of the Offsite Siltation Basin Work), with limits of liability of not less than three million dollars ($3,000,000.00) for all injury (including death) to persons in any one accident or occurrence, and one hundred thousand dollars ($100,000.00) against claims for property damage, that names MLP as an additional insured (the "Contractor's Insurance Policy"). The Contractor's Insurance Policy shall contain a waiver of the insurer's right to maintain any claim or action against MLP, or any agent, servant, or employee of MLP, by subrogation, and no such insurer shall have the right to maintain any claim or action against MLP, or any agent, servant or employee of MLP, by subrogation. Developer shall indemnify and defend MLP against any claim or action for injury (including death, and including injury or death suffered by any employee of Developer, and employee of Contractor, or any subcontractor, and covering any worker's compensation claim arising out of the Offsite Siltation Basin Work), or for any property loss or damage arising out of the Offsite Siltation Basin Work. Contractor shall keep the Contractor's Insurance Policy in force until the delivery of Engineer's Certificate of Final Completion.